EXHIBIT 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine Months Ended September 30,
	2008	2007
Income from continuing operations before taxes	$770	$1,531
Sub-total of fixed charges	228	234

Sub-total of adjusted income	998	1,765
Interest on annuities and financial products	1,903	1,876

Adjusted income base	$2,901	$3,641

Fixed Charges
Interest and debt expense	$213	$219
Portion of rent expense representing interest	15	15

Sub-total of fixed charges excluding interest on annuities and financial products	228	234
Interest on annuities and financial products	1,903	1,876

Total fixed charges	$2,131	$2,110

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products	4.37	7.54
Ratio of adjusted income base to total fixed charges	1.36	1.73